CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 6, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS REPORTS ON GOLD-SILVER MINERALIZATION IN CERRO CHACUACO ZONE AT NUEVO MILENIO PROJECT, MEXICO

Cream Minerals Ltd. (TSX-V: CMA) ("Cream") is pleased to report that, through its 100% owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V., it has received a Geological Report dated January 30, 2007, compliant with National Instrument 43-101, prepared by Mr. F. Holcapek, P.Eng., Geology.  The report is on the Cerro Chacuaco-Arroyo Chacuaco Silicified-Quartz Stock Work Zone to re-evaluate all geological, geochemical and diamond drill data of the Cerro Chacuaco Zone, Nuevo Milenio Project, located 20 km from Tepic, Nayarit State, Mexico.  This report is complementary to previous reports (January 27, 2006, February 2, 2006 and February 28, 2006) by Mr. Holcapek defining inferred mineral resources on the nearby Dos Hornos and Once Bocas zones.

Cerro Chacuaco is a zone of silicification, quartz stockwork and quartz veining with a known strike length of +900 m and an indicated width of 150 m to 250 m.  Within this zone, old Spanish workings, Mina Nanche, Mina Cerro Chacuaco and Mina Perdida 1, 2, 3 define 3 quartz-breccia zones up to 20 m wide.  During 2002, DDH 01, DDH 02 were drilled to test the north end of Cerro Chacuaco and in 2003, DDH 03, DDH 04 and DDH 05 tested the Mina Cerro Chacuaco.  Diamond drilling intersected a multitude of quartz vein breccia zones, which should be tested at depth.

In 2006, a program of opening, cleaning and channel sampling of old Spanish workings was initiated. This work reconfirmed and located new zones of gold - silver mineralization, but also found that weathering, oxidation and leaching, evident in flooded shafts and adits, is removing silver values.  Cerro Chacuaco Zone is sub-parallel to the Once Bocas and Dos Hornos gold-silver zones.  All samples were submitted for fire assaying for Au and Ag to the Laboratory of Inspectorate at Reno, Nevada.

Veta Nanche was traced for a distance of 250 m and was explored by 2 adits now caved, trenches and an inclined shaft (Mina) which was cleaned to a depth of 8 m (26.25 ft).  The zone was tested by DDH 04 in 2003, which cut numerous quartz breccia zones.

Description	Sample #	m	ft	Au g/T	Ag g/T
Incline shaft 1.3m X 1.3m, (Vein breccia plus wall rock)	Average 198454, 199428 – 33	0.91	3.00	0.800	223.39

2 grab assays:	Along drill road Veta Nanche	Grab	-	3.83	1,396.0
(Acme & Chemex Average)
DDH 04 - 03 Vein plus Stockwork, poor core recovery:	B194406 14 - 16 m	2.00	6.56	0.141	51.00
	B194407 16 - 18 m	2.00	6.56	0.222	101.00
Average DDH samples		4.00	13.12	0.182	76.00

Mina Cerro Chacuaco consists of 2 inclines and 2 levels. It was originally sampled and reported on in 2002.  Walls within the workings show intense alteration consisting of silicification, quartz stockwork, kaolinization, goethite and limonite.  Druses containing quartz laths are present.  A total of 24 channel samples were cut:  DDH 03-03 missed the zone because of orientation but intersected 5 unknown quartz vein stockwork zones.

Description	Sample #	m	ft	Au g/T	Ag g/T
Upper Level	104004 - 05, 660947 - 48	8.00	26.24	0.489	111.00
Internal Incline	660945 - 46	4.00	13.12	0.56	155.00
Lower Level	104007 - 09, 660944	8.00	26.24	0.835	174.38

The Mina Perdida Structure was explored for a distance of 400 m from the top of Cerro Chacuaco to Arroyo Chacuaco by the Spaniards with adits, shafts and trenches.  The structure consists of a zone of fracturing, breccia and quartz stockwork within a zone of silicification. The silicified rocks show intense oxidation – limonite, goethite and manganese staining.

Trench Perdida Alto is located at the top of Cerro Chacuaco and cuts numerous quartz stockwork and quartz veins in a silicified rhyolite tuff.  Sampling returned trace values of gold and silver.

At Mina Perdida 1, a short adit is located on a quartz breccia zone. Surface rubble shows well developed quartz stockwork, box work after sulfides, goethite and limonite as coating and fracture filling.  Rocks are intensely weathered and oxidized.

Description	Sample #	m	ft	Au g/T	Ag g/T
Perdida 1 Adit	Average 660490, 104010 - 11	2.00	6.56	0.40	73.40

La Perdida 2, Shaft, six channel samples opened it to 8 m (26.24 ft) depth.  It was sunk on a quartz vein breccia zone:

Description	Sample #	m	ft	Au g/T	Ag g/T
Perdida 2 Shaft	Average 199525-29, 104013	1.43	4.70	0.450	230.56

Mina Perdida 3 consists of a shaft and 3 levels. The workings are narrow and follow a quartz breccia fault zone. Underground, the walls show intense oxidation and leaching. All workings were flooded. Assays are consistent with results from strongly leached and oxidized samples taken from other locations. The average of 25 channel samples is:

Description	Sample #	m	ft	Au g/T	Ag g/T
Mina Perdida 3	199500 - 24	1.35	4.23	0.120	20.50

Rock Geochemistry collected in 2002 on Cerro Chacuaco consisted of marking areas of 3 m x 3 m on outcrops or sub outcrops and collecting up to 3 kg of rock chips. The results are:

Description	Sample #	# of Samples	Au g/T	Ag g/T
Mina Nanches area	34190 - 93	4	0.236	86.58
Line near upper fence average	34184 - 90	6	0.240	70.33
210 m (689 ft)
Line near lower fence average	34179 - 80, 34202 - 07	8	0.917	112.55
150 m (492 ft)
Average	All samples above	18	0.540	92.71

Zona Mina Nanche, Mina Cerro Chacuaco and Mina Perdida consist of quartz vein – quartz stockwork and breccia zones localized within a 600 m (1,640 ft) long and 200m (656 ft) wide silicified area which was traced for a distance of  +900 m (+2,880 ft).  The zones are open along strike.  In his report, Mr. Holcapek recommends diamond drilling to define the economic potential of the area.  He reports Cerro Chacuaco has potential for a possible large open pit and warrants further exploration.  A total of US $392,000 should be allocated for the Phase 1 exploration program and US $450,000 for Phase II exploration for a total of US $842,000.

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Project and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

A panoramic view photograph of Cerro Chacuaco and a map of Cerro and Arroyo Chacuaco gold-silver areas are attached to this news release.  For more information, including video presentations, about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, P. Eng.

 President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

Trenches
Mina Perdida 1,2
Mina Perdida 3
Mina Chacuaco
Shaft Nanche
Trenches
Mina Nanche
Trenches
Zone of Silicification Quartz Veining and Quartz Stockwork 600m known Strike length
Line 3+00 S
Line 2+00 N

PANORAMIC VIEW OF CERRO CHACUACO, LOOKING SE FROM ONCE BOCA

Assays are shown on Map Cerro Chacuaco and Arroyo Chacuaco Gold – Silver Area

Cream Minerals Ltd.

(CMA/CRMXF)

CERRO AND ARROYO CHACUACO
GOLD - SILVER AREA

LOWER FENCE
ZONE OF SIGNIFICANT
GOLD - SILVER MINERALIZATION
Sample # m ft Au g/t Ag g/t
34184-90 210.00 689.00 0.240 70.33
LEGEND
Channel Sample
Chip Samples
Sample Station
MINA
NANCHE
MINA
CHACUACO
UPPER LEVEL
INTERNAL DECLINE
LOWER LEVEL
Overburden
Rubble
MINA
PERDIDA
ALL CHANNELS WEIGHTED AVERAGE
Sample # m ft Au g/t Ag g/t
34179-80 34202-07, 150 492 0.917 112.56
Lines of Rock
Geochemical Samples
Anomalous segment
Quartz Veins
Quartz Zones, Breccia
UPPER FENCE
open
METRES
0
50
100